As filed with the Securities and Exchange Commission on October 31, 2005

Registration No. 333-104722

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts for Ordinary Shares

of

MARCONI CORPORATION PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street

 New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[  ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [  ]

EMM-810435_1

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

EMM-810435_1

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 7, 8, 16, 17,

the deposited securities

and 20

(iii)

The collection and distribution of

Articles number 5, 13, 15,

dividends

16 and 20

(iv)

The transmission of notices, reports

Articles number 16, 17, 19

and proxy soliciting material

and 20

(v)

The sale or exercise of rights

Articles number 14, 15, 16

and 20

(vi)

The deposit or sale of securities

Articles number 13, 15, 16,

resulting from dividends, splits

18 and 20

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 22 and 23

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 19

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

10 and 24

(x)

Limitation upon the liability

Articles number 14, 20, 21 and 23

of the depositary

3.

Fees and Charges

Articles number 9 and 10

Item - 2.

Available Information

Public reports furnished by issuer

Article number 19

EMM-810435_1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of March 31, 2003, among Marconi Corporation plc, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Filed previously.

b.

Form of letter agreement among Marconi Corporation plc and The Bank of New York relating to pre-release activities. - Filed previously.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466.  – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

EMM-810435_1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 31, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Marconi Corporation plc.

By: The Bank of New York,

  As Depositary

By: /s/ David S. Stueber

Name:  David S. Stueber

Title:  Managing Director

Pursuant to the requirements of the Securities Act of 1933, Marconi Corporation plc, has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on October 31, 2005.

MARCONI CORPORATION PLC

By: /s/ Mary Angela Skelly

Name:  Mary Angela Skelly

Title:  Company Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature

Capacity

Date

/s/ John Francis Devaney

Chairman of the Board of Directors

October 31, 2005

John Francis Devaney

/s/ Michael William John Parton

Director and Principal Executive Officer

October 31, 2005

Michael William John Parton

/s/ Paviter Singh Binning

Director and Principal Financial Officer

October 31, 2005

Paviter Singh Binning

/s/ Heather Green

Principal Accounting Officer                                        October 31, 2005

Heather Green

/s/ Michael Kent Atkinson

Director

October 31, 2005

Michael Kent Atkinson

/s/ Douglas Francis McWilliams

Director

October 31, 2005

Douglas Francis McWilliams

/s/ Werner Karl Koepf

Director

October 31, 2005

Werner Karl Koepf

/s/ Patricia Ann Hoffman

Authorized Representative in the United States

October 31, 2005

Patricia Ann Hoffman

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification under Rule 466.